恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561

06013951

RECEIVED
2006 JUN -1 P 1:1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref.: HASE/TL/HL/04619

4th April, 2006

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Joint Announcement
– Connected Transaction
Sale of Interests in PRC Joint Venture Companies (the "Joint Announcement")

We enclose for your information a copy of the Joint Announcement dated 3rd April, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JUN 0 2 2006
THOMSON
FINANCIAL

Encl.

TL/pm

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

JOINT ANNOUNCEMENT
CONNECTED TRANSACTION
SALE OF INTERESTS IN
PRC JOINT VENTURE COMPANIES

SUMMARY

The respective board of directors of HLD and HIL jointly announce that on 29th March, 2006, Nickwell, Raytek and Wise Link, being wholly-owned subsidiaries of Promise Good, in which a subsidiary of HIL has a 60% beneficial interest and Shining Gold Limited, a wholly-owned subsidiary of Min Xin Holdings Limited which is listed on the Stock Exchange, owns the remaining 40%, entered into the Sale and Purchase Agreement as Vendors for the sale of a 65% beneficial interest in Ningbo Nickwell owned by Nickwell, a 65% beneficial interest in Ningbo Rayter owned by Raytek and a 65% beneficial interest in Ningbo Wise Link owned by Wise Link to the Purchaser at the Consideration of RMB 70 million (approximately HK$67.65 million). The Consideration shall be satisfied in cash, of which RMB 50 million (approximately HK$48.32 million) shall be paid by the Purchaser to the Vendors on or before 31st July, 2006 and the remaining RMB 20 million (approximately HK$19.33 million) by the Purchaser to the Vendors on or before 31st December, 2006. Pursuant to the Sale and Purchase Agreement, the Purchaser has agreed to undertake the repayment of the Bank Loans, which as at 29th March, 2006 had an aggregate outstanding amount of RMB 181.7 million (approximately HK$175.59 million).

Ningbo Nickwell has a 25-year right to develop and operate part of the province expressway 34 together with its ancillary facilities from Jiangkou to Sanheng and to Daqiao. Ningbo Rayter has a 25-year right to develop and operate part of the province expressway 34 together with its ancillary facilities from Sanheng to Xiachen. Ningbo Wise Link has a 25-year right to develop and operate part of the province expressway 36 together with its ancillary facilities from Jiangkou to Xikou.

With the completion of new highways and toll roads in Ningbo in the Zhejiang Province including the Ningbo section of the Tongshan Highway, the toll roads developed and operated by the Joint Venture Companies located in Ningbo Fenghua have experienced intensified competition. The Ningbo section of the Yongjin Highway was completed in and has been operating since December 2005 and several other highways in Ningbo are in the course of planning and construction. In view of the continuing diversions of traffic to the new highways and toll roads and the adverse effect they may have on the revenue of the Ningbo Nickwell, Ningbo Rayter and Ningbo Wise Link, the respective board of directors (including the independent non-executive directors) of HLD and HIL consider that the Transaction was negotiated on an arm's length basis and was entered into on normal commercial terms and in the best interest of both HLD and HIL and the terms of the Transaction are fair and reasonable for the Vendors and the respective shareholders of HLD and HIL as a whole.

The Purchaser is a substantial shareholder having a 35% interest in each of the Joint Venture Companies as at the date of this announcement and thus is a connected person of HLD and HIL within the meaning of the Listing Rules. The Transaction therefore constitutes a connected transaction of each of HLD and HIL for the purpose of the Listing Rules. Since the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules are greater than 0.1% but less than 2.5%, in accordance with Rule 14A.32 of the Listing Rules, each of HLD and HIL is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but is exempted from independent shareholders' approval requirements. Details of the Sale and Purchase Agreement will be disclosed in the next annual reports of HLD and HIL respectively.

A. THE SALE AND PURCHASE AGREEMENT

1. Date

29th March, 2006

2. Parties

Vendors:
(a) Nickwell
(b) Raytek
(c) Wise Link

Purchaser: 奉化市交通投資公司, a state-owned enterprise of the Fenghua People's Government, PRC, holding a 35% interest in each of the Joint Venture Companies as at the date of this announcement and is a connected person of HLD and HIL within the meaning of the Listing Rules

3. **The Sale and Purchase**

Nickwell, Raytek and Wise Link are wholly-owned subsidiaries of Promise Good, in which a subsidiary of HIL has a 60% beneficial interest and Shining Gold Limited, a wholly-owned subsidiary of Min Xin Holdings Limited which is listed on the Stock Exchange, owns the remaining 40%. Nickwell has a 65% beneficial interest in Ningbo Nickwell which has a 25-year right to develop and operate part of the province expressway 34 together with its ancillary facilities from Jiangkou to Sanheng and to Daqiao, which was opened for traffic in 1995. Raytek has a 65% beneficial interest in Ningbo Rayter which has a 25-year right to develop and operate part of the province expressway 34 together with its ancillary facilities from Sanheng to Xiachen, which was opened for traffic in 1997. Wise Link has a 65% beneficial interest in Ningbo Wise Link which has a 25-year right to develop and operate part of the province expressway 36 together with its ancillary facilities from Jiangkou to Xikou, which was opened for traffic in 1995.

The following chart illustrates the respective shareholdings of the Joint Venture Companies before Completion:


HLD
73.48%
HIL
Min Xin Holdings Limited
64.07%
100%
HIL subsidiary
Shining Gold Limited
60%
40%
Promise Good
100%
Nickwell
Raytek
Wise Link
Purchaser
65%
65%
65%
35%
35%
35%
Ningbo Nickwell
Ningbo Rayter
Ningbo Wise Link

Pursuant to the Sale and Purchase Agreement, major terms of which are disclosed below:

(i) the Vendors have agreed to sell the Entire Interests to the Purchaser and the Purchaser has agreed to purchase from the Vendors the Entire Interests at the Consideration of RMB 70 million (approximately HK$67.65 million); and

(ii) the Purchaser has agreed to undertake the repayment of the Bank Loans, which as at 29th March, 2006 had an aggregate outstanding amount of RMB 181.7 million (approximately HK$175.59 million), comprising the sums of RMB 67.90 million (approximately HK$65.62 million), RMB 75.20 million (approximately HK$72.67 million) and RMB 38.60 million (approximately HK$37.30 million) owed by Ningbo Nickwell, Ningbo Rayter and Ningbo Wise Link to the bank(s) respectively.

The Consideration shall be satisfied in cash, of which RMB 50 million (approximately HK$48.32 million) shall be paid by the Purchaser to the Vendors on or before 31st July, 2006 and the remaining RMB 20 million (approximately HK$19.33 million) by the Purchaser to the Vendors on or before 31st December, 2006.

There were no outstanding shareholders' loans made by the Vendors to the Joint Venture Companies as at 29th March, 2006.

4. **The Consideration**

The Consideration payable by the Purchaser to the Vendors shall be RMB 70 million (approximately HK$67.65 million), which was based on the net present value of estimated future cashflows projected by the Vendors and was arrived at after protracted negotiations between the Vendors and the Purchaser. The Consideration of RMB 70 million comprises the sums of RMB 25.9 million (approximately HK$25.03 million), RMB 28 million (approximately HK$27.06 million) and RMB 16.1 million (approximately HK$15.56 million) payable for the sale and purchase of the 65% beneficial interest owned by Nickwell in Ningbo Nickwell, the 65% beneficial interest owned by Raytek in Ningbo Rayter and the 65% beneficial interest owned by Wise Link in Ningbo Wise Link respectively.

The net asset book value of the Joint Venture Companies amounted to approximately HK$104.53 million, comprising the approximate sums of HK$35.62 million, HK$43.58 million and HK$25.33 million being the net asset book value of Ningbo Nickwell, Ningbo Rayter and Ningbo Wise Link respectively, as at 31st December, 2005. Upon Completion of the Sale and Purchase, the Vendors will have a total gain, representing the difference between the Consideration and the net asset book value of the Joint Venture Companies attributable to the Vendors, of approximately HK$27.20 million on disposal of the Entire Interests, of which approximately HK$10.45 million will be attributable to the shareholders of HIL (including approximately HK$7.68 million being attributable to HLD) and approximately HK$16.75 million will be attributable to the minority interests. The total gain of approximately HK$27.20 million on disposal comprises the approximate gain of HK$12.90 million, HK$9.11 million and HK$5.19 million by Nickwell, Raytek and Wise Link respectively. The portion of the proceeds of approximately RMB 42 million (approximately HK$40.59 million) received by the Vendors from the sale of the Entire Interests will be used for general working capital purpose of the HIL Group.

After Completion of the Sale and Purchase, the Joint Venture Companies will no longer be subsidiaries of HIL or HLD and HIL or HLD will have no interests in the Joint Venture Companies.

5. **Conditions Precedent**

Completion of the Sale and Purchase Agreement is subject to the satisfaction of certain conditions precedent, including:

(a) the relevant government authorities granting the approval of the Sale and Purchase Agreement;

(b) the registration of changes resulting from the Sale and Purchase with the relevant governmental authorities being completed;

(c) the undertaking regarding the repayment of Bank Loans being given by the Purchasers; and

(d) written consents being obtained from the Joint Venture Companies regarding the undertaking whereby the Purchasers agreed to the repayment of the Bank Loans.

6. **Completion**

Completion of the Sale and Purchase will take place in two stages. 40% beneficial interests of the Vendors in the Joint Venture Companies will be transferred to the Purchaser on or before 31st July, 2006 upon receiving RMB 50 million (approximately HK$48.32 million) from the Purchaser. The remaining 25% beneficial interests of the Vendors in the Joint Venture Companies will be transferred to the Purchaser on or before 31st December, 2006 upon receiving the balance payment of RMB 20 million (approximately HK$19.33 million) from the Purchaser. If the Purchaser defaults in payment for the remaining 25% beneficial interests after the transfer of the 40% beneficial interests of the Vendors in the Joint Venture Companies, the Vendors have the right to require the Purchaser to pay interest on the balance payment at the rate specified by the People's Bank of China unless otherwise determined by both parties and to terminate the sale of the remaining 25% beneficial interests of the Vendors in the Joint Venture Companies to the Purchaser.

B. CONNECTED TRANSACTION

The Purchaser is a substantial shareholder having a 35% interest in each of the Joint Venture Companies as at the date of this announcement and thus is a connected person of HLD and HIL within the meaning of the Listing Rules. The Transaction therefore constitutes a connected transaction of each of HLD and HIL for the purpose of the Listing Rules. Since the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules are greater than 0.1% but less than 2.5%, in accordance with Rule 14A.32 of the Listing Rules, each of HLD and HIL is only subject to the reporting and

announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but is exempted from independent shareholders' approval requirements. Details of the Sale and Purchase Agreement will be disclosed in the next annual reports of the HLD and HIL respectively.

C. INFORMATION ON THE JOINT VENTURE COMPANIES

The principal business of each of the Vendors is the holding of 65% interest in the relevant Joint Venture Company and the Vendors have no assets other than the Entire Interests. Based on the combined accounts of the Joint Venture Companies, the total toll revenue amounted to approximately HK$19.64 million and approximately HK$ 28.58 million for the years ended 31st December, 2005 and 2004 respectively representing approximately 1.52% and approximately 2.28% of the recurring revenue of the HIL Group for the years ended 30th June, 2005 and 2004 respectively. The aggregate net losses of Joint Venture Companies for the years ended 31st December, 2005 and 31st December, 2004 were (i) approximately RMB 30.63 million (approximately HK$29.6 million), comprising the approximate sums of RMB 14.15 million (approximately HK$13.67 million), RMB 10.45 million (approximately HK$10.10 million) and RMB 6.03 million (approximately HK$5.83 million) being the net loss of Ningbo Nickwell, Ningbo Rayter and Ningbo Wise Link respectively and (ii) approximately RMB 19.95 million (approximately HK$19.28 million), comprising the approximate sums of RMB 7.37 million (approximately HK$7.12 million), RMB 8.0 million (approximately HK$7.73 million) and RMB 4.58 million (approximately HK$4.43 million) being the net loss of Ningbo Nickwell, Ningbo Rayter and Ningbo Wise Link, respectively.

D. REASON FOR THE SALE OF THE JOINT VENTURE COMPANIES

Due to the efforts of the PRC Government to enhance road and bridge infrastructure of the country, there has been an increasing number of toll roads and bridges being built. With the completion of new highways and toll roads in Ningbo in the Zhejiang Province including the Ningbo section of the Tongshan Highway, the toll roads developed and operated by the Joint Venture Companies located in Ningbo Fenghua have experienced intensified competition. The total toll revenue of the Joint Venture Companies for the year ended 31st December, 2005 amounted to HK$19.64 million, compared with HK$39.19 million and HK$28.58 million for the years ended 31st December, 2003 and 2004 respectively. The Ningbo section of the Yongjin Highway was completed in and has been operating since December 2005 and several other highways in Ningbo are in the course of planning and construction. The original costs of the Vendors in acquiring the Entire Interests on 1st August, 1998 amounted to HK$145.47 million. In view of the continuing diversions of traffic to the new highways and toll roads and the adverse effect they may have on the revenue of the Joint Venture Companies, the respective board of directors (including the independent non-executive directors) of HLD and HIL consider that the Transaction was negotiated on an arm's length basis and was entered into on normal commercial terms and in the best interest of both HLD and HIL and the terms of the Transaction are fair and reasonable for the Vendors and the respective shareholders of HLD and HIL as a whole.

E. GENERAL INFORMATION

The principal activities of the HLD Group are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding. The principal business activities of the HIL Group are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development. The principal business activity of the Purchaser is transport investment.

F. TERMS USED IN THIS ANNOUNCEMENT

"Bank Loans"	the outstanding loans plus interests from the bank(s) to the Joint Venture Companies
"BVI"	British Virgin Islands
"Completion"	the completion of the Sale and Purchase Agreement in accordance with its terms
"Consideration"	the total amount payable by the Purchaser to the Vendors for the purchase of the Entire Interests
"Entire Interests"	the 65% beneficial interest owned by Nickwell in Ningbo Nickwell, the 65% beneficial interest owned by Raytek in Ningbo Rayter and the 65% beneficial interest owned by Wise Link in Ningbo Wise Link
"HIL Group"	HIL and its subsidiaries
"HIL"	Henderson Investment Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"HLD Group"	HLD and its subsidiaries;
"HLD"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of HIL, the shares of which are listed on the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Joint Venture Companies"	Ningbo Nickwell, Ningbo Rayter and Ningbo Wise Link, and "Joint Venture Company" being any one of them
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Nickwell"	Nickwell Investments Limited, a company incorporated in the BVI, which holds 65% of the equity capital of Ningbo Nickwell prior to Completion
"Ningbo Nickwell"	寧波盈輝公路發展有限公司 (Ningbo Nickwell Highway Development Company Limited), a joint venture company formed in the PRC
"Ningbo Rayter"	寧波唯達公路發展有限公司 (Ningbo Rayter Highway Development Company Limited), a joint venture company formed in the PRC
"Ningbo Wise Link"	寧波智領公路發展有限公司 (Ningbo Wise Link Highway Development Company Limited), a joint venture company formed in the PRC
"PRC"	the People's Republic of China
"Promise Good"	Promise Good Limited, a company incorporated in the BVI, which owns the entire issued share capital of the Vendors
"Purchaser"	奉化市交通投資公司 (Fenghua Transportation Investment Co., Ltd.)
"Raytek"	Raytek Investments Limited, a company incorporated in the BVI, which holds 65% of the equity capital of Ningbo Rayter prior to Completion
"RMB"	renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the agreement dated 29th March, 2006 entered into by the Vendors and the Purchaser in relation to the Transaction
"Sale and Purchase"	the sale of the Entire Interests by the Vendors and the purchase of the Entire Interests by the Purchaser
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the Sale and Purchase and the undertaking by the Purchaser to repay the Bank Loans in the aggregate amount of RMB 251.7 million (approximately HK$243.24 million)
"Vendors"	Nickwell, Raytek and Wise Link
"Wise Link"	Wise Link Investments Limited, a company incorporated in the BVI, which holds 65% of the equity capital of Ningbo Wise Link prior to Completion

By Order of the Board of
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

By Order of the Board of
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 3rd April, 2006

As at the date of this announcement, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming, and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

English names of the PRC established companies/entities in this announcement are only translations of their official Chinese names and for identification purposes only. In case of inconsistency, the Chinese names prevail.

In this announcement, RMB has been converted to HK$ at rate of RMB 1 = HK$0.9664 for illustration purpose only. No representation is made that any amounts in RMB have been, could have been or could be converted at the above rate or at any other rates or at all.